UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)

                         Simione Central Holdings, Inc.

                                (Name of Issuer)

                         Common Stock, $0.001 Par Value

                         (Title of Class of Securities)

                                    828654301

                                 (CUSIP Number)
                       ------------------------------

        Marc R. Paul, Esq., Baker & McKenzie,815 Connecticut Ave., N.W.,
                      Washington, DC 20006 (202) 452-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 7, 2000
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828654301                                                  Page 2 of 5


================================================================================
1    Name of Reporting Person:     Stewart B. Reed Trust
                                   04-633-5711
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4    Source of Funds

                                   OO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                     |_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                   United States

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
7    Sole Voting Power

                                    225,921(1)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
8    Shared Voting Power

                                      -0-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
9    Sole Dispositive Power

                                      225,921 (1)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
10   Shared Dispositive Power

                                      -0-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                      225,921 (1)(2)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                      5.9 percent

--------------------------------------------------------------------------------
14   Type of Reporting Person

                                      OO

--------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares have been adjusted to reflect a one-for-five reverse stock split effective March 7, 2000.

(2) The listing of these shares is duplicative. They are also listed as beneficially owned on a Schedule 13D filed by Stewart B. Reed, who is the sole beneficiary of the Stewart B. Reed Trust.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $0.001 per share ("Common Stock"), issued by Simione Central Holdings, Inc. (the "Company"), the principal executive offices of which are located at 6600 Powers Ferry Road, Atlanta, GA 30339.

Item 2.  Identity and Background

         This statement is being filed by the Stewart B. Reed Trust (the "Trust"), a Massachusetts trust whose address is 10 Tekoa Terrace, Westfield, Massachusetts 01085. The Trust is a family trust whose sole trustee is John E. Reed and whose sole beneficiary is Stewart B. Reed. During the last five years, the Trust has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The Trust's acquisition of the Common Stock of the Company took place pursuant to a merger (the "Merger") between the Company and MCS, Inc. ("MCS"), formerly a wholly-owned subsidiary of Mestek. In the Merger, all stockholders of MCS (including the Trust) received Company Common Stock in exchange for their MCS shares. MCS stockholders received their MCS shares in a spin-off of MCS to Mestek stockholders prior to the Merger.

Item 4.  Purpose of Transaction

         The Trust's acquisition of the Common Stock of the Company took place pursuant to a merger between the Company and MCS on March 7, 2000. In that merger all shareholders of MCS receive 0.1704 shares of Company Common Stock in exchange for every share of MCS common stock. MCS has ceased its separate corporate existence.

         Other than as described in this Item 4, the Trust does not have any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association,
(8) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Trust reserves the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

                  (a)-(b)  See cover page.

                  (c) See Item 3. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 above within the last sixty days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
                with Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         99.1 The Second Amended and Restated Agreement and Plan of Merger and Investment Agreement dated as of October 23, 1999 between the Company, Mestek, MCS and the major stockholders of Mestek is set out as Appendix A to the joint proxy statement/prospectus included in the form S-4 Registration Statement filed by the Company, with the Securities and Exchange Commission (Registration No. 333-96529).

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.



The Stewart B. Reed Trust

/s/ John E. Reed                                     March 17, 2000
------------------------------------                 --------------
By:  John E. Reed , Trustee                                   Date